Exhibit 99.1

DHT Holdings, Inc. Contemplates Norwegian Bond Issuance

ST. HELIER, JERSEY, CHANNEL ISLANDS, March 7, 2011 — DHT Holdings, Inc. (NYSE:DHT) (the “Company”) announced today that it is contemplating to issue a new unsecured bond loan in the Norwegian bond market with a maturity date in March 2016.

The net proceeds from the bond issue is intended for general corporate purposes, with the current expectation being that most of the net proceeds will be used to fund future growth and vessel acquisitions.   If the bond loan is issued, the bond loan proceeds will be converted into U.S. dollars for the entire tenor of the loan.

A portion of the bonds may be offered in the United States to qualified institutional investors pursuant to Rule 144A of the U.S. Securities Act of 1933 (the “Securities Act”) concurrently with bonds offered outside of the United States pursuant to Regulation S of the Securities Act.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the bonds or any other security of the Company. The bonds have not been and will not be registered under the Securities Act or any state securities laws. Unless so registered, the bonds may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in the Company’s public filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to revise or update any forward-looking statements, unless required to do so under the securities laws.

About DHT Holdings, Inc.

DHT Holdings, Inc. operates a fleet of double-hull crude oil tankers. The Company's fleet currently consists of four very large crude carriers, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or "dwt," two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. The Company's fleet principally operates on international routes and has a combined carrying capacity of 1,986,896 dwt and an average age of 11 years.

DHT Holdings, Inc.

Svein Moxnes Harfjeld, phone +47 4140 4886
CEO
or
Trygve P. Munthe, phone +47 9135 0025
President
or
Eirik Ubøe, phone +47 4129 2712
CFO